

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2012

Via E-mail
Zane C. Rowe
Executive Vice President and Chief Financial Officer
United Continental Holdings, Inc.
77 W. Wacker Drive
Chicago, IL 60601

> **Re:** **United Continental Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 22, 2012**
> **File No. 001-06033**
>
> **Re:** **United Air Lines, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 22, 2012**
> **File No. 001-11355**
>
> **Re:** **Continental Airlines, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 22, 2012**
> **File No. 001-10323**

Dear Mr. Rowe:

We have reviewed your filing and have the following comment. Our comment asks you to revise your document in future filings.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Management's Discussion and Analysis, page 36

Results of operations, page 38

1. We note your disclosure that UAL's discussion of results of operations for fiscal year 2011 compared to fiscal year 2010 results are presented on a combined basis in regards to the year ended December 31, 2010. We do not believe it is appropriate to combine information for

the pre- and post-transaction periods without reflecting all relevant pro forma adjustments required by Regulation S-X Article 11. However, we would not object to a presentation such as that used in your fiscal year 2010 Form 10-K that did not include a combined column in tables or combined figures in the narrative discussion. Therefore, please revise future filings to include an analysis and discussion based on the historical financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or me at (202) 551-3380 with any questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief